Exhibit 99.1

Date: April 3, 2017	100 University Avenue, 8th floor Toronto ON, M5J 2Y1 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: Aptose Biosciences Inc.

Dear Sir/Madam:   We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	April 28, 2017
Record Date for Voting (if applicable) :	April 28, 2017
Beneficial Ownership Determination Date :	April 28, 2017
Meeting Date :	June 06, 2017
Meeting Location (if available) :	Toronto, ON
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	03835T200	CA03835T2002

Sincerely,

Computershare

Agent for Aptose Biosciences Inc.